Filed Pursuant to Rule 424(b)(3)

Registration No. 333-273163

EQT EXETER REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 6 DATED OCTOBER 16, 2026

TO THE PROSPECTUS DATED APRIL 23, 2026

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of EQT Exeter Real Estate Income Trust, Inc. dated April 23, 2026, as supplemented by Supplement No. 1 dated May 14, 2026, Supplement No. 2 dated June 15, 2026, Supplement No. 3 dated July 15, 2026, Supplement No. 4 dated August 17, 2026 and Supplement No. 5 dated September 16, 2026 (as supplemented, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meaning as in the Prospectus. References herein to “we”, “us”, or “our” refer to EQT Exeter Real Estate Income Trust, Inc. and its consolidated subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•
to disclose the transaction price for each class of our common stock as of November 1, 2026;
•
to disclose the calculation of our September 30, 2026 net asset value (“NAV”) per share/unit for all share/unit classes;
•
to provide an update on the current public offering;
•
to update the “Experts” section of the Prospectus; and
•
to otherwise update the Prospectus.

November 1, 2026 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of November 1, 2026 (and repurchases, if applicable, as of October 31, 2026) is as follows:

Transaction Price (per share)
Class T	$11.33
Class S	$11.35
Class D	$11.35
Class I	$11.35
Class A-I	$11.27
Class A-II	$11.18

As of September 30, 2026, we had not sold any Class S or Class D common shares. The transaction price for each of our Class S and Class D common shares is based on the NAV per share for our Class I common shares as of September 30, 2026. We will separately calculate the NAV per share of each one of our share classes once we have shares of that class outstanding. Class A-I, Class A-II and Class E common shares and Class E units are not sold as part of this offering. A detailed presentation of the NAV per share is set forth below.

The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class, except those shares that have not been outstanding for at least one year will be repurchased at 98% of the transaction price.

September 30, 2026 NAV per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.eqrt.com. Please refer to the “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for important information about how our NAV is determined. The Adviser is ultimately responsible for the determination of our monthly NAV. We have included a breakdown of the components of total NAV and NAV per share/unit as of September 30, 2026 along with a comparable breakdown for the immediately preceding month.

Our total NAV presented in the following tables includes the NAV of our outstanding classes of common stock as of September 30, 2026 as well as Class E units of our Operating Partnership held by an affiliate of our Sponsor. The following table provides a breakdown of the major components of our total NAV as of September 30, 2026 ($ and shares/units in thousands):

Components of NAV	September 30, 2026
Investments in real estate at fair value	$484,400
Cash and cash equivalents	38,009
Restricted cash	5,597
Other assets	1,496
Mortgage notes at fair value, net of deferred financing costs	(190,484)
Other liabilities	(4,909)
Management fee payable	(60)
Accrued performance participation allocation	(898)
Accrued distribution fees (1)	0
Preferred stock	(226)
Net asset value	$332,925
Number of outstanding shares/units	27,701

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The table is presented with dollars shown in thousands and amounts that round to less than $1 thousand are reflected as $0 rather than as a dash.

(1) Distribution fees only apply to Class T, Class S and Class D common shares. For purposes of calculating our NAV, we recognize the distribution fees as a reduction of our NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the lifetime cost, up to the applicable fee limit, of the distribution fees as an offering cost at the time we sell Class T, Class S or Class D common shares. As of September 30, 2026, we had accrued $1,317 of distribution fees under GAAP payable to the Dealer Manager related to the sale of Class T shares. The Dealer Manager does not retain any of these fees. The Dealer Manager will reallow (pay) all or a portion of the distribution fees to selected dealers and servicing broker-dealers, and will rebate distribution fees to us to the extent a broker-dealer is not eligible to receive them.

The following table sets forth our total NAV and NAV per share/unit by class as of September 30, 2026 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share/Unit	Class T Shares	Class I Shares	Class A-I Shares	Class A-II Shares	Class E Shares	Class E Units	Total
Net asset value	$28	$7,877	$31,412	$49,817	$1,681	$242,110	$332,925
Number of outstanding shares/units	3	694	2,785	4,454	137	19,628	27,701
NAV per share/unit as of September 30, 2026	$11.33	$11.35	$11.27	$11.18	$12.33	$12.33

The valuation of our investments in real estate as of September 30, 2026 was provided by Altus Group U.S. Inc., our Independent Valuation Advisor. The weighted averages for certain key assumptions that were used by the Independent Valuation Advisor in the discounted cash flow analysis are set forth in the following table.

Property Type	Discount Rate	Exit Capitalization Rate
Industrial	7.32%	5.84%

A change in these assumptions would impact the calculation of the value of the investments in real estate. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on the value of the investments in real estate:

Input	Hypothetical Change	Industrial Property Values
Discount Rate	0.25% decrease	1.92%
(weighted average)	0.25% increase	(1.86%)
Exit Capitalization Rate	0.25% decrease	2.73%
(weighted average)	0.25% increase	(2.50%)

Our total NAV presented in the following tables includes the NAV of our outstanding classes of common stock as of August 31, 2026 as well as Class E units of our Operating Partnership held by an affiliate of our Sponsor. The following table provides a breakdown of the major components of our total NAV as of August 31, 2026 ($ and shares/units in thousands):

Components of NAV	August 31, 2026
Investments in real estate at fair value	$483,500
Cash and cash equivalents	34,676
Restricted cash	5,597
Other assets	1,652
Mortgage notes at fair value, net of deferred financing costs	(192,685)
Other liabilities	(4,682)
Management fee payable	(57)
Accrued performance participation allocation	(752)
Accrued distribution fees (1)	0
Preferred stock	(224)
Net asset value	$327,025
Number of outstanding shares/units	27,452

_______________________________________

The table is presented with dollars shown in thousands and amounts that round to less than $1 thousand are reflected as $0 rather than as a dash.

(1) Distribution fees only apply to Class T, Class S and Class D common shares. For purposes of calculating our NAV, we recognize the distribution fees as a reduction of our NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the lifetime cost, up to the applicable fee limit, of the distribution fees as an offering cost at the time we sell Class T, Class S or Class D common shares. As of August 31, 2026, we had accrued $1,357 of distribution fees under GAAP payable to the Dealer Manager related to the sale of Class T shares. The Dealer Manager does not retain any of these fees. The Dealer Manager will reallow (pay) all or a portion of the distribution fees to selected dealers and servicing broker-dealers, and will rebate distribution fees to us to the extent a broker-dealer is not eligible to receive them.

The following table sets forth our total NAV and NAV per share/unit by class as of August 31, 2026 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share/Unit	Class T Shares	Class I Shares	Class A-I Shares	Class A-II Shares	Class E Shares	Class E Units	Total
Net asset value	$28	$7,662	$31,114	$46,908	$1,661	$239,652	$327,025
Number of outstanding shares/units	2	680	2,782	4,224	136	19,628	27,452
NAV per share/unit as of August 31, 2026	$11.25	$11.27	$11.19	$11.10	$12.21	$12.21

Status of our Current Public Offering

Our public offering was declared effective by the SEC on August 1, 2023, and we are currently offering on a continuous basis up to $5.0 billion in shares of our common stock, consisting of up to $4.0 billion in shares in our primary offering and up to $1.0 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we have sold 716,800.08 Class I shares and 2,447.21 Class T shares in the primary offering for gross offering proceeds of approximately $7,675,258. We have issued 24,145.81 Class I shares and 64.71 Class T shares pursuant to our distribution reinvestment plan for a total value of approximately $263,967. As of the date hereof, we have not sold any Class S or Class D shares in this offering. As of the date hereof, $4,992,060,775 in shares remain available for sale pursuant to this offering, including up to $999,736,033 in shares pursuant to our distribution reinvestment plan. We intend to offer and sell shares in our public offering on a monthly basis.

Experts

The statements included in this Supplement under the section titled “September 30, 2026 NAV per Share,” relating to the role of Altus Group U.S. Inc. have been reviewed by Altus Group U.S. Inc., an independent valuation advisor, and are included in this Supplement given the authority of such firm as experts in property valuations and appraisals. Altus Group U.S. Inc. does not admit that it is in the category of persons whose consent is required under Section 7 of the Securities Act.

Updates to the Prospectus

The following supersedes and replaces the “Management - Directors and Executive Officers” section of the Prospectus and all similar disclosures in the Prospectus.

Directors and Executive Officers

Our directors and executive officers are set forth below.

Name	Age*	Position
Henry Steinberg	52	Chairman of the Board and Director
Ali Houshmand	49	President, Portfolio Manager and Director
Brian Fogarty	50	Chief Legal Officer
Jake Sauerteig	47	Chief Operating Officer and Director
Danielle Domzalski	36	Vice President and Interim Principal Financial Officer
Yangyang Nezin	34	Controller and Treasurer
Rebecca Barrett	33	Secretary**
Matthew Brodnik	51	Executive Director
Mary Beth Morrissey	66	Independent Director
Peter Rodriguez	58	Independent Director
Gary Reiff	67	Independent Director
Alan Feldman	62	Independent Director

________

*As of October 1, 2026

**Non-executive officer position.

Henry Steinberg has been our Chairman of the Board and a director since October 2024. He assumed the role as the Global Head of our Adviser in September 2024 and oversees EQT’s global real estate business, spanning industrial, data center, and residential strategies across the Americas, Europe, and Asia. Prior to this role, Mr. Steinberg served as President of EQT Real Estate North America (then known as EQT Exeter North America) from January 2020 until September 2024. He has also served as a Partner of EQT since April 2021 and serves on EQT Real Estate’s advisory committee. As President of EQT Exeter North America, Mr. Steinberg was responsible for managing our Adviser’s industrial real estate leasing and asset management activities and for sourcing lease transactions nationally. Prior to this role, from September 2009 to January 2020, he served as Investment/Leasing Officer responsible for the Northeast region, with a specific focus on the Metro NYC/Philadelphia area. Prior to joining EQT Real Estate, he worked for Liberty Property Trust from 2003 to 2008, where as a Director of Leasing & Development he was responsible for a 5.5 million square foot warehouse, flex and office portfolio located in the Northeast region. Prior to Liberty Property Trust, Mr. Steinberg worked at Arthur Andersen as a Senior Consultant in their Strategy, Finance and Economics Practice. Mr. Steinberg earned a BA in Economics from the University of Pennsylvania and an MBA with a concentration in Finance from the Stern School of Business of New York University. Mr. Steinberg is a valuable member of our board of directors because of his extensive experience in the real estate industry.

Ali Houshmand has served as our President since December 21, 2022. He has served as our Portfolio Manager and a director since June 2023. Mr. Houshmand has served as a Partner of EQT Real Estate since January 2025 and as the Global Head of Non-Traded REITs for EQT Real Estate since June 2022. He has also served as Chairman of the Board of Directors of our Dealer Manager since February 2023. Mr. Houshmand is responsible for managing the formation, strategy and portfolio management of EQT Real Estate's non-traded REIT initiatives. Prior to joining EQT Real Estate, from December 2014 to June 2022, Mr. Houshmand served as a Senior Portfolio Manager with the Texas Permanent School Fund (“TPSF”), a $50 billion endowment serving the public school system of Texas. In his role as Senior Portfolio Manager, Mr. Houshmand helped develop and execute the investment strategy of the real estate allocation of the TPSF, leading investments of more than $2 billion in commitments to real estate funds, co-investments and separate accounts, while serving on multiple investment advisory boards on behalf of TPSF. From February 2008 to March 2014, Mr. Houshmand served as a Principal with Arcapita, a global private equity firm, where he focused on structuring real estate joint venture investments and asset management of existing investments. From April 2007 to February 2008, Mr. Houshmand worked as a Development Manager with Sama Dubai, a sovereign wealth fund backed developer in Dubai, and from June 2006 to March 2007, he worked as an Acquisitions Associate with Gladstone Commercial, a triple net leased focused U.S. REIT. From June 2001 to June 2004, Mr. Houshmand started his career as an analyst in the diversified industrials corporate banking group of JPMorgan. Mr. Houshmand holds an MBA from Darden at the University of Virginia and a BA in Economics and International Studies from Texas A&M University. Mr. Houshmand is a valuable member of our board of directors because of his extensive experience with real estate investments.

Brian Fogarty has served as our Chief Legal Officer since May 2025 and previously served as our Secretary from June 2023 until August 2026. Mr. Fogarty has served as the Global Head of Legal Real Estate of EQT Real Estate, which has been the real estate division of EQT since EQT acquired our Adviser and its affiliates in April

2021. Prior to that, he served as Fund Real Estate Counsel for EQT Real Estate since November 2012. Mr. Fogarty is responsible for legal matters for EQT Real Estate, which (in coordination with internal and external counsel) includes fund formation, entity structuring, property acquisitions, development, leasing and dispositions. Mr. Fogarty was instrumental in closing the acquisition between EQT and EQT Real Estate and its affiliates. Prior to joining EQT Real Estate, from September 2003 to November 2012, Mr. Fogarty was an attorney in the real estate and financial services group at Blank Rome, LLP where he maintained a national practice counseling clients in all facets of real estate investment and development. Mr. Fogarty earned a BS degree in Biobehavioral Health, Minor Neuroscience from Pennsylvania State University and a JD, magna cum laude, from the Villanova University School of Law.

Jake Sauerteig has served as a member of our board of directors since October 2026 and as our Chief Operating Officer since May 2025. Mr. Sauerteig has also served as EQT Real Estate’s Managing Director of Fund Operations and Investor Relations since September 2022. Mr. Sauerteig is primarily responsible for overseeing the operational infrastructure and investor relations functions for EQT Real Estate’s private wealth initiatives, while also focusing on business development opportunities. Prior to joining EQT Real Estate, from January 2021 and until its sale in May 2022, Mr. Sauerteig served as Senior Vice President, Director of Operations and Communications for Resource REIT, a non-traded REIT with over $3 billion in multifamily assets. Mr. Sauerteig was central to the original fundraise efforts for Resource REIT, in addition to overseeing its day-to-day fund operations, communications and investor services teams. Prior to Resource REIT, Mr. Sauerteig served in a similar role at Resource Real Estate Opportunity REIT from September 2020 through January 2021, prior to its merger into Resource REIT. Mr. Sauerteig additionally held various senior roles with Resource Real Estate, the real estate division of Resource America, a NYSE publicly traded alternative asset management company with approximately $20 billion in assets. Beginning in 2009, Mr. Sauerteig participated in the launch, fundraise and eventual liquidation of 15 private real estate investment vehicles, raising approximately $300 million in equity in addition to the launch, fundraise, management and eventual sale of two interval funds, totaling over $1 billion in equity raised. Mr. Sauerteig began his career in 2007 as a wholesaler for Resource Real Estate. Mr. Sauerteig graduated with a BA degree in American History from the University of Pennsylvania.

Danielle Domzalski has served as our Interim Principal Financial Officer since October 2026 and as our Vice President since August 2026. Additionally, she has served as Managing Director, Global Finance and Strategy since October 2026, after previously serving as a Managing Director, a Director and a Vice President in the CFO Office since May 2022, where her responsibilities include corporate strategy initiatives, financial and operational analysis, forecasting, fund/performance modeling, liquidity management, investor services, and various analytical support to multiple business units within the organization. She is also responsible for cash management/forecasting for EQT Real Estate's closed-end funds in the US as well as other global finance initiatives across the organization. Before joining EQT Real Estate, Ms. Domzalski was a Portfolio Manager at LBC Credit Partners from March 2018 to May 2022 where she focused on evaluating portfolio company financial performance, underwriting add-on acquisitions, syndicating financing to co-lenders, and working through restructuring situations. She also led the firm's valuation processes alongside third-party valuation specialists. Prior to her time at LBC Credit Partners, Ms. Domzalski served on the Portfolio Management team at FS Investments from November 2014 to March 2018. Her role involved evaluating prospective investment opportunities, monitoring fund NAV performance, creating and analyzing various fund financial models, and overseeing fund valuation processes with third-party valuation specialists. Ms. Domzalski began her career in 2012 as an Investment Adviser Representative with ING Financial Partners where she previously held her Series 7 and 66 licenses. Ms. Domzalski is an active CFA® Charterholder. She earned her MBA with a concentration in Finance from the Robert H. Smith School of Business at the University of Maryland. She also earned both a BS in Finance and a BS in Mathematics from the University of Maryland.

Yangyang Nezin has served as our Controller and Treasurer since August 2024. Ms. Nezin also serves as the Non-Traded REIT Controller and Treasurer for EQT Real Estate and is primarily responsible for managing the financial reporting and overall accounting responsibilities for EQT Real Estate’s non-traded REIT initiatives, a position she has held since June 2024. Prior to joining our Adviser, Ms. Nezin was the Controller from September 2023 to June 2024; Assistant Controller from February 2021 to September 2023 and a Senior Accountant from June 2020 to February 2021, at Garrison Investment Group LP, where she managed comprehensive fund reporting processes for private equity funds and co-investments, capital calls and distributions, and prepared all annual financial statements that were subject to audit. Prior to joining Garrison Investment Group LP, Ms. Nezin was a Finance Associate at Benefit Street Partners, an asset management firm, from July 2018 to January 2020, where she created quarterly NAV packages and assisted in SEC filings for Benefit Street Partner’s non-traded REIT. From

September 2016 to July 2018, Ms. Nezin was a member of the real estate audit team at Ernst & Young LLP. Ms. Nezin began her career in June 2014 as an accountant at Two Sigma Investments, a New York City-based hedge fund. Ms. Nezin is a Certified Public Accountant and holds a BBA and an MS in Accounting from Baruch College, City University of New York.

Rebecca Barrett has served as our Secretary since August 2026. She has served as Legal Director, Real Estate US of EQT Real Estate since October 2025, where she leads EQT Real Estate's legal operations in the United States. In her role at EQT Real Estate, Ms. Barrett is responsible for US legal matters, which includes fund and entity formation, leasing, acquisitions, asset management, resolving disputes, and negotiating and managing third-party contracts. Ms. Barrett collaborates closely with the executive team, including the Global Head of Legal Real Estate and Chief Financial Officer, to drive EQT Real Estate's corporate legal strategies, including the launch of EQT Exeter Real Estate Income Trust, Inc. Her role extends to managing outside counsel and liaising with third-party service providers to support EQT Real Estate's real estate endeavors. Prior to her role as Legal Director, Real Estate US of EQT Real Estate, Ms. Barrett was Vice President, Senior Legal Counsel of EQT Real Estate from March 2022 to October 2025. Prior to joining EQT Real Estate, from November 2018 to March 2022, Ms. Barrett managed Campbell Soup Company's "Snacks" real estate portfolio, where she handled all property acquisitions, dispositions, and leasing. Ms. Barrett started her legal career in 2017 as an attorney in the real estate and corporate group at a Delaware-based law firm, Baird Mandalas Brockstedt. Ms. Barrett holds a J.D. from Villanova University School of Law and is admitted to practice law in Delaware and Pennsylvania. She also holds a BA degree in Political Science, with a minor in Criminology and Philosophy, from Cabrini College.

Matthew Brodnik has served as our Executive Director since May 2025. Mr. Brodnik also has served as EQT Real Estate’s Global Chief Investment Officer since September 2024 where he leads EQT Real Estate’s industrial real estate acquisitions and dispositions teams across the globe. Prior to this role, Mr. Brodnik served as the Chief Investment Officer of EQT Real Estate North America beginning in April 2019. He has also served as Partner, EQT AB since April 2021. As the Chief Investment Officer of EQT Real Estate North America, Mr. Brodnik worked closely with the regional investment and leasing officers and their team of analysts and associates. Mr. Brodnik has transacted on over $14 billion in over 400 acquisitions encompassing more than 230 million square feet of industrial and office properties. Additionally, he has collaborated on over $10 billion in portfolio dispositions, recapitalizations and co-investments. Prior to this role, from August 2008 to April of 2019, Mr. Brodnik was Head of Industrial Acquisition and Portfolio Manager for EQT Real Estate’s Value Add Industrial fund series. Prior to joining EQT Real Estate in 2008, he served as Director of Acquisitions and Finance at Preferred Real Estate Investments, where he, over a four-year period, was involved in closing a series of industrial, office and land investments totaling over $1 billion. Mr. Brodnik began his real estate career at Milwaukee, Wisconsin-based consultancy, Hammes Company. He completed his undergraduate studies at Villanova University and earned an MBA from the Kellogg School of Management at Northwestern University with a concentration in Finance.

Mary Beth Morrissey has served as one of our independent directors since June 2023. From June 2016 to February 2020, Ms. Morrissey served as Senior Vice President, Chief Accounting Officer of Liberty Property Trust (NYSE:LPT, “Liberty”), a $12 billion listed real estate investment trust that developed, acquired, leased and managed industrial properties within the United States and the United Kingdom. Liberty was acquired by Prologis, Inc. in February 2020. From 1994 to 2016, Ms. Morrissey served in a series of positions including Director of Financial Reporting and Analysis, Vice President – Accounting and Reporting and Senior Vice President – Accounting. During her time at Liberty, Ms. Morrissey led a real estate accounting and financial planning and analysis team of over 35 accountants responsible for the operational, development, acquisition and disposition accounting for Liberty’s 100 million square foot portfolio, along with related financial analysis and internal and external reporting and planning. Ms. Morrissey was also responsible for internal control processes and compliance and was the company’s primary liaison with their external auditors to support the company’s annual audit, quarterly and internal control reviews. From 1986 to 1994, she was a financial analyst at Rouse & Associates, predecessor to Liberty. From 1984 to 1986, Ms. Morrissey was an auditor with Price Waterhouse, and from 1982 to 1984, she was an auditor with Alexander Grant. She was previously a Certified Public Accountant (since lapsed). From September 2021 to April 2022, Ms. Morrissey was interim executive director of the Fund for Women and Girls. Ms. Morrissey received a Bachelor of Arts degree in accounting and business from Mount Saint Mary’s College. Ms. Morrissey was selected as an independent director because of her extensive experience in the real estate industry and with accounting and financial reporting matters.

Peter Rodriguez has served as one of our independent directors since June 2023. Since July 2026, Mr. Rodriguez has served as the President of Wake Forest University. From July 2016 to June 2026, Mr. Rodriguez served as the Dean of the Jones Graduate School of Business at Rice University and as Professor of Strategy there. Mr. Rodriguez has also been a member of the board of directors of the Federal Reserve Bank of Dallas, Houston Branch since January 2022, and he is currently serving his second three-year term, which extends through 2027. From June 2011 to June 2016, he was the Senior Associate Dean for Degree Programs and the Chief Diversity Officer at the Darden Graduate School of Business at the University of Virginia (“Darden”). He was also the Director of the Tayloe Murphy International Center at Darden from June 2008 through 2011, and he served as the Associate Dean for International Affairs and Director at Darden from June 2008 to June 2011. Mr. Rodriguez was an Associate Professor at the Darden Graduate School of Business Administration from September 2003 through 2008. He was a visiting professor at the School of Business and Economics, Universidad de las Americas, Puebla, Mexico, during the summer of 2003. From September 1997 to May 2003, he was an assistant professor in the Department of Management, International Business and Public Policy Group, at Texas A&M University, where he was also an adjunct professor at the George Bush School of Government and Public Service from May 2001 to July 2003. From June 1996 to June 1997, he was a lecturer at Princeton University. Mr. Rodriguez began his career as an associate at Chase (now JP Morgan Chase), working in the Global Energy Group, Syndications and Relationship Management, from June 1992 to August 1994.

Since 2019 he has been a member of the boards of directors of Good Reason Houston and Texas 2036, and a member of the board of directors of Strake Jesuit College Preparatory since 2018. Mr. Rodriguez serves as chair of the audit committee of Texas 2036 and on the executive committees of Good Reason Houston, Texas 2036 and Strake Jesuit College Preparatory. Mr. Rodriguez received his Bachelor of Science in Economics, Cum Laude, from Texas A&M University, a Master of Arts in Economics from Princeton University, and his Ph.D. in Economics from Princeton University. Mr. Rodriguez was selected as an independent director for his expertise in economics and strategic management as well as his extensive leadership experience, including as Dean of the Jones Graduate School of Business at Rice University.

Gary Reiff has served as one of our independent directors since June 2023. Since October 2021, Mr. Reiff has served as senior advisor to the chief executive officer of University of Colorado Health, a nationally recognized, nonprofit healthcare system which includes 15 Colorado hospitals and with over $9 billion in revenue. From June 2018 to October 2021, Mr. Reiff was the chief legal officer of University of Colorado Health, with oversight of the healthcare system’s legal, government affairs and compliance departments.

Mr. Reiff served, from February 2007 to June 2018, in various capacities at Black Creek Group LLC, a Denver-based real estate investment firm, its predecessor and/or their affiliates, including as Managing Director, Chief Administrative Officer, Chief Legal Officer, General Counsel, Chief Operating Officer, Chief Compliance Officer and Executive Vice President. From 1985 until 1986, and from 1989 until 2007, Mr. Reiff was an attorney with Brownstein Hyatt Farber Schreck, P.C., and was a shareholder from 1991 until 2007.

Throughout his career, Mr. Reiff has served, and continues to serve, on both for-profit, non-profit and governmental boards. He also previously had been an Adjunct Professor at the University of Colorado Law School and at the University of Denver, Daniels College of Business. Mr. Reiff previously had been an arbitrator for the American Arbitration Association. Mr. Reiff received his B.A., with distinction, and his M.A. from Stanford University, and his law degree, magna cum laude, from Harvard Law School. Mr. Reiff was selected as an independent director for his vast real estate experience.

Alan Feldman has served as one of our independent directors since June 2023. Mr. Feldman currently serves as a senior fellow of the Zell-Lurie Real Estate Center at The Wharton School, University of Pennsylvania, where he has also taught since 2013. Mr. Feldman served as the chief executive officer and chairman of the board of directors of Resource REIT from October 2012 to May 2022, and as Resource REIT’s president from September 2020 to May 2022. Resource REIT was a non-traded REIT which was acquired by Blackstone Real Estate Income Trust, Inc. (“BREIT”) in May 2022 in a transaction valued at $3.7 billion. At Resource REIT, Mr. Feldman was responsible for overseeing the strategy for the company and its real estate investment strategy. Prior to Resource REIT’s mergers with Resource Real Estate Opportunity REIT, Inc. (“REIT I”) and Resource Apartment REIT III, Inc. (“REIT III”) in January 2021, he was also chief executive officer and chairman of the board of REIT I from June 2009 and REIT III from June 2017. He also served as the president of REIT I and REIT III from September 2020 until the mergers. Mr. Feldman served as a senior vice president of Resource America from August 2002 to September 2020 and as chief executive officer of its wholly owned subsidiary, Resource Real Estate (Resource REIT’s founding sponsor) from May 2004 to September 2020. From 1998 to 2002, Mr. Feldman was a vice president at Lazard Freres & Co., an investment banking firm specializing in real estate matters. From 1992 through 1998, Mr. Feldman was an executive vice president of the Pennsylvania Real Estate Investment Trust and its predecessor, The Rubin Organization. From 1990 to 1992, Mr. Feldman was a director at Strouse, Greenberg & Co., a regional full-service real estate company. From 1986 through 1988, Mr. Feldman was an engineer at Bristol-Myers Squibb Corporation. Since January 2026, Mr. Feldman has served as a director of IPC Alternative Real Estate Income Trust, Inc. (“ALT REIT”), a non-traded REIT focused on alternative real estate sectors. He is a member of its audit, affiliate transaction, and nominating and corporate governance committees, and serves as the chair of ALT REIT’s affiliate transaction committee. Since January 2026, Mr. Feldman has also served as a director of Inland Real Estate Income Trust, Inc. (“IREIT”), a non-traded REIT focused on grocery-anchored properties. He is a member of its audit and compensation committees and serves as the chairperson of IREIT’s nominating and corporate governance committee. Mr. Feldman received Bachelor of Science and Master of Science degrees in chemical engineering from Tufts University, and a Master of Business Administration degree from The Wharton School, University of Pennsylvania. Mr. Feldman was selected as an independent director for his vast real estate experience.

The following updates the disclosures in the “Management—Directors and Executive Officers” and “Management—Our Adviser and EQT” sections of the Prospectus and all other similar disclosures:

On September 30, 2026, J. Peter Lloyd notified us of his decision to resign as our Chief Financial Officer and as a member of our board of directors, effective immediately. In connection with his departure from EQT Real Estate, also effective September 30, 2026, Mr. Lloyd ceased to serve on our Adviser’s advisory committee. Accordingly, all references to Mr. Lloyd in the Prospectus are hereby removed.